UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 3
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Biosite Incorporated
(Name of Subject Company (Issuer))
Inca Acquisition, Inc.
Inverness Medical Innovations, Inc.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value
(Title of Class of Securities)
090945106
(CUSIP Number of Class of Securities)

Ron Zwanziger
President and Chief Executive Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453
(781) 647-3900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Duggan, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,603,420,070	$49,225.00
*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,334,271 shares of the Common Stock of Biosite Incorporated at the tender offer price of $92.50 per share.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49,225.00	Filing Party: Inverness Medical Innovations, Inc.
Form or Registration No. Schedule TO	Date Filed: May 29, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2007, as amended by Amendment No. 1 on May 30, 2007 and Amendment No. 2 on June 5, 2007, relating to the offer by Inca Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Inverness Medical Innovations, Inc. (“Inverness”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, including the associated right to purchase series A participating preferred stock, par value $0.01 per share, (collectively, the “Shares”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a purchase price of $92.50 per share, plus, if the first time the Shares are accepted for payment (the “Acceptance Time”) shall not have occurred on or prior to July 2, 2007, an additional $0.015205 per Share for each day during the period commencing on July 3, 2007, through the Acceptance Time, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed on behalf of Inverness and the Purchaser.
Alternative Debt Financing Commitment Letter
On June 5, 2007, Inverness entered into an alternative debt financing commitment letter with the same lenders as those that were party to the debt commitment letters entered into as of May 14, 2007 (the “Alternative Debt Commitment Letter”) as permitted by Section 5.16(a) of the Merger Agreement. As required by Section 5.16(a) of the Merger Agreement, the Alternative Debt Commitment Letter is subject to financing conditions that are at least as favorable to Inverness and Purchaser as the financing conditions set forth in the previously executed debt commitment letters. The full text of the Alternative Debt Commitment Letter is attached hereto as Exhibit (b)(3) and incorporated herein by reference.
The Schedule TO, as amended prior to the date hereof, is hereby amended to reflect the terms of the Alternative Debt Commitment Letter as follows:
1.	Items 1, 4, 5, 6, 7, 8, 9, and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer, are amended as follows:
The Summary Term Sheet of the Offer to Purchase is amended and revised by replacing the paragraph under the subsection captioned “Do you have the financial resources to make payment?” with the following:
“Yes. Inverness will have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. The Offer is not subject to any financing condition. Inverness entered into a commitment letter on June 5, 2007 (the “New Commitment Letter”) to provide $1.25 billion of financing for the Offer and the Merger (the“New Loans”). Under the New Commitment Letter, General Electric Capital Corporation and UBS Loan Finance LLC committed to provide financing not in excess of $1.05 billion in the form of a first lien senior secured credit facility consisting of a $900 million term loan and a $150 million revolving credit facility (the “Senior Revolving Facility”) and General Electric Capital Corporation and UBS Loan Finance LLC committed to provide financing not in excess of $200 million in the form of a second lien senior secured term loan facility. The New Loans also include an incremental facility of an aggregate amount of up to $200 million that may be available in certain circumstances. The New Commitment Letter replaces in their entirety those certain debt commitment letters dated as of May 14, 2007. See Section 10 — “Source and Amount of Funds.” ”

2.	Items 4, 5, 6, 7, 8, 9, and 11 of the Schedule TO, to the extent such Items incorporates by reference the information contained in the Offer, are amended and supplemented as follows:
Section 10—“Source and Amount of Funds” of the Offer to Purchase is amended and supplemented by replacing such section in its entirety with the following:
                      “Source and Amount of Funds
     The following summary of certain provisions of the commitment letter dated June 5, 2007 is qualified in its entirety by reference to the commitment letter itself, which the Purchaser has filed as an exhibit to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the commitment letter in its entirety for a more complete description of the provisions summarized below.
     The Purchaser believes the financial condition of the Purchaser and Inverness is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares and (iii) there is no financing condition applicable to completion of the Offer.
     Inverness and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $1.64 billion plus any related transaction fees and expenses. The Purchaser will acquire these funds from Inverness. Inverness entered into a commitment letter on June 5, 2007 (the “New Commitment Letter”) to provide $1.25 billion of financing (the “Financing”) for the Offer and the Merger (the “New Loans”). Under the New Commitment Letter, General Electric Capital Corporation and UBS Loan Finance LLC committed to provide financing not in excess of $1.05 billion in the form of a first lien senior secured credit facility consisting of a $900 million term loan (the “Senior Term Facility”) and a $150 million revolving credit facility (the “Senior Revolving Facility”) and General Electric Capital Corporation and UBS Loan Finance LLC committed to provide financing not in excess of $200 million in the form of a second lien senior secured term loan facility (the “Second Lien Term Facility”). The New Loans also include an incremental facility of an aggregate amount of up to $200 million that may be available in certain circumstances. The New Commitment Letter replaces in their entirety those certain debt commitment letters dated as of May 14, 2007.
     Amounts drawn under the Senior Term Facility and Senior Revolving Facility to fund the Closing are expected to bear interest on the Closing Date and for thirty (30) days thereafter at a floating rate equal to the Index Rate plus 1.25%, where the Index Rate will equal the higher of the prime rate as reported by The Wall Street Journal or the overnight Federal funds rate plus 0.50%. Thereafter, at Inverness’ option, all these loans will bear interest at either (a) a floating rate equal to the Index Rate plus 1.25% or (b) absent a default, a fixed rate for periods of one, two or three months equal to the reserve adjusted London Interbank Offered Rate (“LIBOR”) plus 2.25%.
     Amounts drawn under the Second Lien Term Facility to fund the Closing are expected to bear interest on the Closing Date and for thirty (30) days thereafter at a floating rate equal to the Index Rate plus 4.0%. Thereafter, at Inverness’ option, all these loans will bear interest at either (a) a floating rate equal to the Index Rate plus 4.0% or (b) absent a default, a fixed rate for periods of one, two or three months equal to LIBOR plus 5.0%.
          The availability of the loan facilities provided for under the New Commitment Letter is subject to certain material conditions, including:
•	the acceptance for purchase of a number of Shares in the Offer that satisfies the Minimum Condition;

•	the absence of any events that have a material adverse effect on Biosite;

•	the material accuracy of certain representations made by Inverness to the lenders under the New Commitment Letter;

•	the Merger Agreement shall not be materially changed and no condition in the Merger Agreement waived without the prior written consent of the lenders adversely affected thereby;

•	After giving effect to the Merger, Inverness and Biosite and their respective subsidiaries shall have no outstanding indebtedness or preferred stock other than (i) the New Loans, (ii) preferred stock outstanding on June 5, 2007 or any right, warrant or other agreement to issue preferred stock outstanding under agreements in effect as of June 5, 2007, (iii) certain purchase money indebtedness and capital leases, (iv) the Senior Subordinated Convertible Notes, and (v) other limited indebtedness; and

•	certain other conditions generally consistent with the conditions to completion of the Offer and completion of the Merger that are contained in the Merger Agreement.”
3.	Item 4, 5, 9, and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” of the Offer to Purchase is amended and supplemented by adding the following paragraph at the end of the subsection captioned “Background of the Offer”:

“On June 5, 2007, pursuant to Section 5.16(a) of the Merger Agreement, Inverness entered into a new commitment letter with the same lenders as those that were party to the debt commitment letters entered into as of May 14, 2007.”

4.	Items 1, 4, 5, 6, 7, 8, 9, and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer, are amended as follows:

Any and all references to the Commitment Letters contained in the Offer to Purchase, is amended to read “New Commitment Letter.”
Miscellaneous
Item 12 of the Statement is hereby amended and supplemented to include the following:

“(b)(3)	Commitment Letter dated June 5, 2007, by and among UBS Loan Finance LLC and General Electric Capital Corporation and Inverness Medical Innovations, Inc.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INCA ACQUISITION, INC.

By:	/s/ Jay McNamara

Name:	Jay McNamara

Title:	Assistant Secretary

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Jay McNamara

Name:	Jay McNamara

Title:	Senior Counsel — Corporate and Finance
Date: June 7, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 29, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on May 29, 2007.*

(a)(5)(A)	Press Release issued by Inverness Medical Innovations, Inc. on May 9, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 9, 2007).*

(a)(5)(B)	Press Release issued by Inverness Medical Innovations, Inc. on May 11, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 11, 2007).*

(a)(5)(C)	Joint press release issued by Inverness Medical Innovations, Inc. and Biosite Incorporated, dated May 17, 2007 (incorporated by reference to the Schedule TO-C filed by Inverness Medical Innovations, Inc. on May 18, 2007).*

(a)(5)(D)	Press Release issued by Inverness Medical Innovations, Inc. on May 29, 2007.*

(a)(5)(E)	Presentation given to Biosite employees on May 30, 2007. *

(b)(1)	Commitment Letter dated May 14, 2007, by and among General Electric Capital Corporation, UBS Loan Finance LLC and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007) (superceded in its entirety by Exhibit (b)(3)).*

(b)(2)	Commitment Letter dated May 14, 2007, by and among UBS Loan Finance LLC, UBS Securities LLC, General Electric Capital Corporation and Inverness Medical Innovations, Inc. (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 15, 2007) (superceded in its entirety by Exhibit (b)(3)).*

(b)(3)	Commitment Letter dated June 5, 2007, by and among UBS Loan Finance LLC and General Electric Capital Corporation and Inverness Medical Innovations, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2007, by and among Inverness Medical Innovations, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Inverness Medical Innovations, Inc. on May 18, 2007).*

*	previously filed